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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)


                             United Auto Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                    Common Stock par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    909440109
      ---------------------------------------------------------------------
                                 (CUSIP Number)
                                 April 24, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 13 pages

CUSIP No. 909440109

--------------------------------------------------------------------------------


    1. Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.) 13-3371826

--------------------------------------------------------------------------------

    2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)
                ----------------------------------------------------------------


            (b) x
                ----------------------------------------------------------------

    3. SEC Use
       Only
                ----------------------------------------------------------------

    4. Citizenship or Place of
       Organization              Delaware
                                 -----------------------------------------------

  Number of Shares         5. Sole Voting Power          0
  Beneficially Owned       -----------------------------------------------------
  by Each Reporting        6. Shared Voting Power        0
  Person With:             -----------------------------------------------------
                           7. Sole Dispositive Power     0
                           -----------------------------------------------------
                           8. Shared Dispositive Power   0
--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each
      Reporting Person                                                       0
                                                                          ------
 10.  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions)                                           ------

 11.  Percent of Class Represented by Amount in Row (9)        0%
--------------------------------------------------------------------------------
 12. Type of Reporting Person (See Instructions)               PN
--------------------------------------------------------------------------------


                               Page 2 of 13 pages

CUSIP No. 909440109

PRELIMINARY NOTE:

     On February 22, 2002, International Motor Cars Group I, L.L.C. ("IMCG I") and J.P. Morgan Partners (BHCA), L.P. ("JPMP"), Combined Specialty Insurance Company (formerly known as Virginia Surety Company, Inc.) ("AON"), Penske Corporation, and Penske Capital Partners, L.L.C. (the "Managing Member", and each of JPMP, AON and Penske Corporation, an "IMCG I Member"), being all the members of IMCG I, entered into a letter agreement (the "IMCG I Letter Agreement"). Under the terms of the IMCG I Letter Agreement, each IMCG I Member may, in connection with its execution of a cash sale of shares of Series A preferred stock or common stock of United Auto Group, Inc. (the "Issuer") attributable to its membership interest in IMCG I, require that IMCG I distribute such shares to that IMCG I Member, subject to certain conditions (an "IMCG I Member Distribution"). Such conditions are as follows: (i) until February 22, 2003, no IMCG I Member may require IMCG I to distribute any of the shares of common stock obtained by IMCG I pursuant to its exercise of warrants of the Issuer, unless immediately after giving effect to such distribution, no other shares of Series A preferred stock, Series B preferred stock or common stock of the Issuer are attributable to such IMCG I Member's membership interest in IMCG I or, with respect to JPMP, IMCG II (as defined below) and (ii) other than distributions permitted by the IMCG I Letter Agreement or in connection with reallocation of shares to the Managing Member permitted under IMCG I's operating agreement, IMCG I will not sell or otherwise transfer to a third party any shares of the Issuer attributable to an IMCG I Member's membership interest, without the prior written consent of such IMCG I Member. Moreover, neither IMCG I nor any IMCG I Member can cause the conversion of any shares of Series A preferred stock attributable to its membership interest, except in connection with an IMCG I Member Distribution and upon receipt by IMCG I of notice of redemption by the Issuer. Notwithstanding the foregoing, the Managing Member shall have the right at any time to cause IMCG I to distribute to an IMCG I Member all or a portion of the shares of Series A preferred stock and/or common stock of the Issuer (or any proceeds of such shares) attributable to such IMCG I Member's membership interest.

     On February 22, 2002, International Motor Cars Group II, L.L.C. ("IMCG II") and JPMP and the Managing Member (each of JPMP and the Managing Member, an "IMCG II Member"), being all the members of IMCG II, entered into a letter agreement (the "IMCG II Letter Agreement"). Under the terms of the IMCG II Letter Agreement, each IMCG II Member may, in connection with its execution of a cash sale of shares of Series A preferred stock, Series B preferred stock or common stock of the Issuer attributable to its membership interest in IMCG II, require that IMCG II distribute such shares to that IMCG II Member, subject to certain conditions (an "IMCG II Member Distribution"). Such conditions are as follows:
(i) until February 22, 2003, no IMCG II Member may require IMCG II to distribute any of the shares of common stock obtained by IMCG II pursuant to its exercise of warrants of the Issuer, unless immediately after giving effect to such distribution, no other shares of Series A preferred stock, Series B preferred stock or common stock of the Issuer are attributable to such IMCG II Member's membership interest in IMCG I or IMCG II and (ii) other than distributions permitted by the IMCG II Letter Agreement or in connection with reallocation of shares to the Managing Member permitted under IMCG II's operating agreement, IMCG II will not sell or otherwise transfer to a third party any shares of the Issuer attributable to an IMCG II Member's membership interest, without the prior written consent of such IMCG II Member. Moreover, neither IMCG II nor any IMCG II Member can cause the conversion of any shares of Series A preferred stock or Series B preferred stock of the Issuer attributable to its membership interest, except in connection with an IMCG II Member Distribution and upon receipt by IMCG II of notice of redemption by the Issuer. Notwithstanding the foregoing, the Managing Member shall have the right at any time to cause IMCG II to distribute to an IMCG II Member all or a portion of the shares of Series A preferred stock, Series B preferred stock and/or common stock of the Issuer (or any proceeds of such shares) attributable to such IMCG II Member's membership interest.

     On May 2, 2002, in accordance with the Certificate of Designation of the Series A preferred stock of the Issuer, (i) IMCG I converted 5,450.106 shares of Series A preferred stock owned of record by it and acquired direct ownership of the 5,570,160 shares of voting common stock of the Issuer (which included 120,054 shares of voting common stock of the Issuer received in lieu of cash dividends accrued on the outstanding shares of Series A preferred stock during the period from December 31, 2001 to May 2, 2002) and (ii) IMCG II converted 1,431.340 shares of Series A preferred stock owned of record by it and acquired direct ownership of 1,462,869 shares of voting common stock of the Issuer (which included 31,529 shares of voting common stock of the Issuer received in lieu of cash dividends accrued on the outstanding shares of Series A preferred stock during the period from December 31, 2001 to May 2, 2002).

     On August 3, 2002, in accordance with the Certificate of Designation of the Series B preferred stock of the Issuer, IMCG II converted 648.588 shares of Series B preferred stock owned by record by it and acquired direct ownership of 652,452 shares of non-voting common stock of the Issuer.

     As a result of the conversions of the Series A preferred stock and the Series B preferred stock by IMCG I and IMCG II respectively, no Series A preferred stock or Series B preferred stock remains issued and outstanding.

     The  number  of  shares  reported  as  beneficially  owned  by JPMP in this
Schedule 13G represent the shares of the Issuer beneficially owned by JPMP as of April 24, 2003 after giving effect to (i) the sale by JPMP of its membership interests in IMCG I to a wholly-owned subsidiary of Penske Corporation (which represents beneficial ownership of


                               Page 3 of 13 pages

CUSIP No. 909440109

1,614,708 shares of common stock of the Issuer) on April 15, 2003 (the "PENSKE SALE"), (ii) the allocation of 43,929 shares of common stock of the Issuer to the carry account of the Managing Member in connection with the Penske Sale,
(iii) the sale of 1,291,766 shares of common stock of the Issuer on April 24, 2003 to Mitsui & Co., Ltd. and the sale of 322,942 shares of common stock of the Issuer on April 24, 2003 to Mitsui & Co. (U.S.A.) Inc. (collectively, the "MITSUI SALE"), and (iv) the allocation of 70,525 shares of common stock of the Issuer to the carry account of the Managing Member in connection with the Mitsui Sale. Pursuant to the respective operating agreements of each of IMCG I and IMCG II, the number of shares of the Issuer attributable to JPMP's membership interests in IMCG I and IMCG II shall be reduced at the time of each IMCG I or IMCG II Member Distribution to JPMP by the number of shares actually distributed to JPMP and by the number of shares attributable to the carry account of the Managing Member of IMCG I or IMCG II, as the case may be, pursuant to the respective operating agreements of each of IMCG I and IMCG II with respect to the shares so distributed to JPMP. JPMP has withdrawn as a member of each of IMCG I and IMCG II.


                               Page 4 of 13 pages

CUSIP No. 909440109

ITEM 1.

(a)      NAME OF ISSUER:

         United Auto Group, Inc.

(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         2555 Telegraph Road
         Bloomfield Hills, Michigan  48302-0954

ITEM 2.

(a)      NAME OF PERSON FILING:

         J.P. Morgan Partners (BHCA), L.P.

         Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         1221 Avenue of the Americas
         New York, New York  10020

(c)      CITIZENSHIP:

         Delaware

(d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

         Common Stock, par value $0.0001 per share

(e)      CUSIP NUMBER:

         909440109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TOSS.SS. 240. 13D-1(B) OR 240. 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.  OWNERSHIP

         (a) AMOUNT BENEFICIALLY OWNED:

                               Page 5 of 13 pages

CUSIP No. 909440109

         (b) PERCENT OF CLASS:

             0

         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (i) Sole power to vote or to direct the vote: 0.

             (ii) Shared power to vote or to direct the vote: 0.

             (iii) Sole power to dispose or to direct the disposition of: 0.

             (iv) Shared power to dispose or to direct the disposition of: 0.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             This statement is being filed to report the fact that as of April 24, 2003, the Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the class of securities.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

             Not applicable.

ITEM 10. CERTIFICATION

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 6 of 13 pages

CUSIP No. 909440109

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2003

                        J.P. MORGAN PARTNERS (BHCA), L.P.


                        By:  JPMP Master Fund Manager, L.P., its General Partner


                        By:  JPMP Capital Corp., its General Partner


                        By:   /s/ CHRISTOPHER C. BEHRENS
                           -----------------------------------------------------
                           Name:  Christopher C. Behrens
                           Title: Managing Director


                               Page 7 of 13 pages